
AG
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SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
~ 102



08026482

SE_____MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 66899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crystal Cove Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 Irvine Center Drive, Suite 680

(No. and Street)

Irvine,	California	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terrance McGovern   866-493-6660 x 101

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA

(Name – *if Individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875		Los Angeles, CA 90064	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 0 7 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of _Orange_

On _February 19th, 2008_ before me, _Mario Karacuschansky, a Notary Public_ ,

(Here insert name and title of the officer)

personally appeared _Terrance McGovern_ ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Mario Karacuschansky

Signature of Notary Public

MARIO KARACUSCHANSKY
Commission # 1537373
Notary Public · California
Orange County
My Comm. Expires Jan 19, 2009

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath or Affirmation

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _(1)_ Document Date _2/19/08_

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

☐ Individual (s)
☐ Corporate Officer

(Title)

☐ Partner(s)
☐ Attorney-in-Fact
☐ Trustee(s)
☐ Other _____

OATH OR AFFIRMATION

I, ___Terrance McGovern_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Crystal Cove Capital, LLC_____, as
of ___December 31,_____, 20_07___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None
_____

_____

_____ 2/19/08

Signature

MANAGING MEMBER PRESIDENT

Title

SEE ATTACHMENT
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

CRYSTAL COVE CAPITAL, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2007

8105 Irvine Center Drive, Suite 680
Irvine, CA 92618

CONTENTS

PART I

PART II

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Member
Crystal Cove Capital, LLC
Irvine, California

I have audited the accompanying statement of financial condition of Crystal Cove Capital, LLC as of December 31, 2007 and related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Crystal Cove Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

On January 28, 2008, the Company became aware of a deficiency in their net capital requirement. The deficiency was cured with a cash deposit on January 29, 2008.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Crystal Cove Capital, LLC as of December 31, 2007 and the results of its operations, members's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2008

1

CRYSTAL COVE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash - checking	$	2,734
Accounts receivable		145,000
Prepaid expenses		2,087
Fixed assets less accumulated depreciation of $300		5,700
TOTAL ASSETS	$	155,521

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	17,893
Income tax payable		4,100
Payroll liabilities		6,394
TOTAL LIABILITIES		28,387

MEMBER'S EQUITY

Member's equity	$	127,134
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	155,521

CRYSTAL COVE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES

Advisory fees	$	130,000
Consulting fees		144,367
Investment banking fees		12,400
Reimbursed expenses		45
Other income		35,000
TOTAL REVENUES		321,812
Cost of goods sold		13,762
TOTAL COST OF GOODS SOLD		13,762
OPERATING EXPENSES - see page 10		108,208
INCOME BEFORE TAX		199,842
PROVISION FOR STATE TAXES		1,700
NET INCOME	$	198,142

CRYSTAL COVE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Member's Equity
Balance, December 31, 2006	$ 20,600
Capital contribution	19,000
Capital distribution	(110,608)
Net Income	198,142
Balance, December 31, 2007	$ 127,134

CRYSTAL COVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:

Net income	$	198,142
Depreciation		300
Allowance for doubtful accounts		(47,000)
Accounts receivable		(79,755)
Prepaid expenses		(2,087)
Accrued expenses		17,343
Income tax payable		0
payroll liabilities		5,364
Net cash provided from operating activities		92,307
Cash Flows for Investing Activities:		
Furniture & fixtures		(6,000)
Net cash used by investing activities		(6,000)
Cash Flows from Financing Activities:		
Capital contribution		19,000
Capital distributions		(110,608)
Net cash used by financing activities		(91,608)
Net decrease in cash		(5,301)
Cash at beginning of year		8,035
Cash at end of year	$	2,734

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	1,700

See Accompanying Notes to Financial Statements

5

NOTE 1 - ORGANIZATION

Crystal Cove Capital, LLC. (the "Company") is a California Limited Liability Company as of October 16, 2003 and approved by the NASD on October 16, 2005 to operate as a General Securities Broker Dealer. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company is headquartered in Newport Beach, California.

The Company's primary business activity is corporate finance and investment banking advisory services. Additionally, the Company can be engaged in the private placement of securities in a primary market on a best efforts basis only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advisory Fees

The Company receives advisory fees in accordance with terms stipulated in its engagement contracts. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract or the period that advisory services are rendered, whichever is shorter..

Furniture and Equipment and Depreciation

Furniture and Equipment are depreciated over five years by the straight line method.

Lease Commitments

The Company leases its office space on a month to month basis. Rent expense for the year ending December 31, 2007 was $8,465.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the net capital was deficient by $15,653. The Company became aware of the deficiency on January 28, 2008 and cured the deficiency with a cash deposit on January 29, 2008.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to individual members, therefore there is no federal tax provision necessary.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2007, the Company recorded $800 minimum state taxes and $900 state gross receipts tax.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2007 and through the date of this report.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Crystal Cove Capital, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Crystal Cove Capital, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 i.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 i.

CRYSTAL COVE, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	127,134
Non allowable assets, page 9		(137,787)
NET CAPITAL DEFICIENCY	$	(10,653)

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness -

6-2/3% of net aggregate indebtedness	$	1,892
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
NET CAPITAL DEFICIENCY	$	(15,653) *

Excess net capital deficiency at 1000% (net capital less 10% of aggregate indebtedness)	$	(13,492)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	28,387
Percentage of aggregate indebtedness to net capital		-266.47%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL DEFICIENCY PER COMPANY'S COMPUTATION	$	(10,652)
Rounding		(1)
NET CAPITAL DEFICIENCY PER AUDITED REPORT	$	(10,653)

*Cured on January 29, 2008

See Accompanying Notes to Financial Statements

8

CRYSTAL COVE, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS

Related party receivable	$	130,000
Prepaid expenses		2,087
Fixed assets		5,700
	$	137,787

CRYSTAL COVE, LLC
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2007

OPERATING EXPENSES

Bank service charges	$	156
Computer expense		70
Depreciation		300
Due diligence		89
Dues and subscriptions		321
Insurance - general liability		967
Insurance - medical		21,840
Insurance - SPIC		150
Internet		2,579
Maintenance		401
Miscellaneous		1,228
NASD/FINRA fees		150
Parking		630
Payroll expenses		3,525
Penalty		40
Professional fees - accounting		3,425
Professional fees - audit		1,570
Professional fees - legal fees		16,190
Promotion		2,500
Regulatory registration		335
Rent		8,465
Salaries and wages		39,700
Bonds		473
Telephone and fax		3,104
TOTAL OPERATING EXPENSES	$	108,208

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Member
Crystal Cove Capital, LLC
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2008

11

PART II

CRYSTAL COVE CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Member
Crystal Cove Capital, LLC
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Crystal Cove Capital, LLC (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons
>
> 2. Recordation of differences required by Rule 17a-13
>
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members ·
Crystal Cove Capital, LLC
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2008

13

END